

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Pieter du Plooy
President
HOMEOWNUSA
112 North Curry Street
Carson City, Nevada 89703

> **Re: HOMEOWNUSA**
> **Amendment No. 6 to Registration Statement on**
> **Form S-11**
> **Filed January 20, 2012**
> **File No. 333-170035**

Dear Mr. du Plooy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide an opinion of counsel or accountant that opines that you will qualify as a REIT for this taxable year or amend your filing accordingly.

2.   Your response to comment 2 in our letter dated January 5, 2012 simply states that despite your only officer's lack of experience and the fact that he is located in another country, that you are not a blank check company. Discuss the disadvantages of not having an employee perform the initial diligence of a target property and explain how you will manage and oversee any property acquired. Also, please revise your summary section to confirm that despite the items listed in our prior comment, you and Mr. du Plooy have no intention of causing you to engage in a reverse merger with a private company.

Prospectus Cover Page

3.   In the first paragraph, you indicate that the shares "may be illiquid." Please revise to clarify that they will be illiquid.

Risk Factors

Risk Factors Related to Tax Consequences

Our Failure to Qualify as a REIT…, page 9

4.   In light of your response to comment 1, please update your disclosure under this heading to specifically discuss the fact that you have no share exchange agreement in place to reduce Mr. du Plooy's ownership to 9.9% of your outstanding shares.

Plan of Distribution, page 33

5.   We reissue comment 6. Please revise to discuss the reason or purpose for registering this offering considering you are only selling your shares outside of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

6.   You have provided us with the listing of the properties listed in this section. As you do not currently own or have specific plans to purchase these properties, please revise to remove the list of properties from the prospectus.

7.   We note your response to comment 8 in our letter dated January 5, 2012. Please further revise to explain what you mean by the "Income Capitalization Approach" that you plan to employ to valuate properties. Include in your revised disclosure a discussion of how your executive is qualified to undertake such analysis.

Plan of Operation, page 38

8.   We reissue comment 9. The basis for your estimates remains unclear from your revised disclosure. Please revise as previously requested to discuss how the estimates were derived in greater detail.

Certain Relationships and Related Transactions, page 47

9.   We note your response to comment 4 that you will repay the loan from operating capital. Please revise to clarify if you are prohibited from repaying such loan with offering proceeds.

Exhibits

10. We note that you have filed an acknowledgement letter for the review report dated November 29, 2011 as an exhibit. However, we also note you have removed the review report from the latest amendment. Please clarify and/or revise appropriately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Diane D. Dalmy *(via facsimile)*